Shareholder Meeting Results
(Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and TH Lee, Putnam Capital Management, LLC was approved as follows

Votes for	Votes against	Abstentions

1,074,590	24,662		14,429


October 18, 2007 meeting

A proposal to liquidate and dissolve the fund pursuant to a plan of complete liquidation and dissolution was approved as follows:

Votes for	Votes against	Abstentions

1,156,766	42,684		9,211


A proposal to eliminate the funds fundamental policy of making quarterly repurchase offers for its shares was approved as follows

Votes for	Votes against	Abstentions

1,147,714	48,738		12,210



All tabulations are rounded to the nearest whole number.